Ohmyhome Limited

1 Lorong 3 Toa Payoh

Block B #04-16/21, Jackson Square

Singapore 319579

January 24, 2023

Via Edgar Correspondence

Mr. Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Ohmyhome Limited Amendment No. 1 to Registration Statement on Form F-1 Submitted January 6, 2023 CIK No. 0001944902 File No. 333-268691

Dear Mr. Holt,

This letter is in response to the letter dated January 19, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Ohmyhome Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 2 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed January 6, 2023

Risk Factors

Risks Relating to Our Securities and this Offering, page 36

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 38 in the Amendment No. 2 to the Registration Statement to add a risk factor under the title “We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer